Exhibit 17.1

THELEN REID BROWN RAYSMAN & STEINER LLLP.

NEW YORK • SAN FRANCISCO . WASHINGTON. DC.’ LOS ANCELF.S SILICON VAI.I.EY • HARTFORD • NORTHERN NEW JERSEY • SHANGHAI

Sarah Hewitt
Partner
2 1 2-603-6578
shewitt@theten.com

September 17, 2007

Via E-Mail (waterbuyer@hotrnail.com) And Federal Express

Mr. Steven Keyser

Lipidviro Tech, Inc.

1338 South Foothill Dr. #126 Salt Lake City, UT 84108

Re: Lipidviro Tech, Inc: Dear Mr. Keyser:

We write on behalf of our client, Linda C. Sharkus, PhD., with respect to her rights, your obligations and the obligations of Lipidviro Tech, Inc.

Dr. Sharkus is in receipt of an e-mail from you dated Monday, September 10, 2007 at 9:29 p.m. purporting to “terminate” her, As Dr. Sharkus held no position with Lipidviro other than as a member of its Board of Directors, it appears that your e-mail reflects an action by the Board, or by you as majority shareholder, removing her as a director. As a result, Lipidviro is under an obligation to file a Current Report on Form 8-K setting forth this fact under Item 5.02. It is of considerable importance that you do so forthwith, not only as a matter of the company’s obligations under the federal securities laws, but also to protect Dr. Sharkus. Dr. Sharkus is not in agreement with your decisions regarding the company’s assets and its future direction. Given the work that she has done for Lipidviro over the last year, her name and reputation has become intertwined with that of the company. It is imperative that her separation from the company become public immediately so that she can effectively disassociate herself from your actions.

Among other points of disagreement, we understand that you have failed to protect the company’s most valuable assets -- its intellectual property. Although the expenditures necessary to protect the company’s patent applications are reasonable, and although it appears that the company has more than sufficient resources available to it through, among other things, a line of credit, you have failed to act to protect these rights. We understand that there is a deadline of today, September 17, 2007, set by the company’s patent attorney for affecting legal preparations for filings necessary to resurrect intellectual property rights in the

Mr. Steven Keyser Lipidviro Tech, Inc. September 17, 2007 Page 2

European patent community (PCT), and that you have demonstrated no interest in meeting this deadline. In addition to the possible violation of your fiduciary duties to the company and its shareholders, reckless disregard of such deadlines is injurious to the rights of creditors, including Dr. Sharkus.

Further, Dr. Sharkus demands payment of multiple loans that she has made to the company in the aggregate amount of at least $150,000 plus interest from the date of each of the loans, and delivery of the last traunch of restricted common stock shares which the company agreed to provide to her in consideration of the loans. Dr. Sharkus extended these loans to cover the company’s accounting, fundraising and other operation expenses in anticipation that the company would maximize its valuable intellectual property assets. Given recent events, she is no longer willing to leave her money at risk and demands that the payment be made immediately.

Dr. Sharkus reserves all of her rights and remedies against you and the company, none of which is waived.

Very truly yours

/s/Sarah Hewitt

Sarah Hewitt Enclosures

cc: Dr. Linda Sharkus, Phd Catherine McGrath, Esq. Mr. Kenneth Hamik

(kph@lipidviro.com) (research@lipidviro.com)

Leonard W. Burningham, Esq. 455 East 500 South, Suite 205

Salt Lake City, Utah 84111

Endnotes